March 12, 2014

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  JDS Uniphase Corporation

Form 10-K for the fiscal year ended June 29, 2013

Filed August 23, 2013

File No. 000-22874

Dear Mr. Cascio:

This letter responds to the above referenced letter to Mr. Rex S. Jackson, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 29, 2013 (the “Form 10-K”) filed on August 23, 2013 with the Securities and Exchange Commission (the “Commission”). The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in such comments are presented below.

***

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Net Revenue, page 45

1.              We see on page 47 the significance of revenues from outside of the United States. You also disclose that you expect revenues from customers outside of North America to continue to be an important part of your overall net revenue and an increasing focus for net revenue growth opportunities. In light of the significance of revenues from outside of the United States, in future filings, to the extent important to an understanding of your revenues, please identify and describe reasons for significant changes in foreign revenues, including any particular foreign countries where your revenues are material.

Company Response:

The Company acknowledges the Staff’s comment. The Company will continue to monitor for significant changes in foreign revenues and will accordingly make appropriate disclosures in future filings.

(Benefit from) Provision for Income Tax, page 53

2.              We see the significance of the release of the deferred tax valuation allowance on the provision for income taxes in 2013. We also see your disclosure that prior to 2013 there was “continued economic uncertainty in the industry in the foreign jurisdiction specifically and reorganization activity that would adversely affect the foreign subsidiary’s future operations and profitability on a continuing basis in future years…” Please help us better understand your accounting analysis by responding to the following:

•                  Describe the specific factors that alleviated the economic uncertainty in the industry in the foreign jurisdiction.

•                  Describe the nature and resolution of the reorganization activity that you previously believed would adversely affect future profitability of the foreign subsidiary.

•                  Clarify the period over which the cumulative pre-tax earnings of the foreign subsidiary accumulated. For instance, clarify whether the foreign subsidiary was profitable in each 2013, 2012 and 2011.

•                  Clarify why you believe your forecasts of future pre-tax earnings are reasonable.

Overall, please more fully describe to us the positive and negative evidence you evaluated in reaching your accounting determination under ASC 718.

Company Response:

The Company confirms that it follows the authoritative guidance contained in Accounting Standards Codification (ASC) 740, Income Taxes. Accordingly, the Company evaluates whether or not its deferred tax assets will be realized considering all available evidence, both positive and negative, and based on the weight of that evidence the Company determines whether or not a valuation allowance for the deferred tax assets is needed.

During fiscal year 2013, after considering all available evidence, both positive and negative, the Company determined that a valuation allowance release of $107.9 million was appropriate for a foreign subsidiary because it was more likely than not that the deferred tax assets of the foreign subsidiary would be realized.

As of the end of fiscal year 2010, the foreign subsidiary had accumulated net operating losses of $407.8 million. Considering the history of losses, the continued economic uncertainty of the foreign subsidiary’s operations, and the fact that there was no reasonable expectation or projections of future pre-tax income to support the realization of the deferred tax assets associated with the cumulative losses, the Company had recorded a full valuation allowance against the deferred tax assets.

In light of the significant historical losses and in an attempt to improve the profitability of the subsidiary, during fiscal year 2011 the Company undertook a review of the subsidiary’s operations and evaluated various options ranging from ceasing the subsidiary’s operations to implementing certain targeted reorganization activities.

The Company decided to defer taking action on ceasing the subsidiary’s operations option and focus instead on implementing targeted reorganization activities, which included: (i) selected workforce reductions; (ii) transferring in-house manufacturing activities to lower cost contract manufacturers; (iii) trimming less profitable product lines; and (iv) selling certain assets. Notwithstanding these efforts, the foreign subsidiary incurred a pre-tax loss of $8.5 million for fiscal year 2011.

In an attempt to further improve the profitability of the subsidiary, the Company continued implementing targeted reorganization activities and instituted a new business model for the foreign subsidiary during fiscal year 2012. Under the new business model, the Company became the worldwide distributor for most of the products manufactured by the foreign subsidiary and the foreign subsidiary began performing certain cost-plus reimbursable services for the Company. As a result of the continued reorganization efforts and the changes to the business model, the foreign subsidiary produced a pre-tax profit of $11.8 million for fiscal year 2012. However, as of the end of fiscal year 2012, the foreign subsidiary had not yet produced cumulative pre-tax income for the preceding three-year period.

The foreign subsidiary’s operations continued to improve throughout fiscal year 2013, resulting in a pre-tax profit of $10.1 million for fiscal year 2013. As of the end of fiscal year 2013, the foreign subsidiary had produced cumulative pre-tax income for the preceding three-year period of $13.4 million. Moreover, based on the foreign subsidiary’s improved operational activities and performance under the new business model it was able to reasonably forecast continued future pre-tax earnings.

Therefore, as described above, based on all available evidence, including both positive and negative, and the weight of that evidence, the Company concluded that it was more likely than not that the deferred tax assets of the foreign subsidiary would be realized and that the applicable valuation allowance should be released.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 66

3.              We refer to the first sentence of the audit which states that the financial statements listed in the index under Item 15 “present fairly, in all material respects, the financial position of JDS Uniphase Corporation and its subsidiaries at June 29, 2013 and June 30, 2012, and the statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended June 29, 2013 in conformity with accounting principles generally accepted in the United States of America.” Please have your auditors explain to us how the underlined language considers the guidance from AU 508.08(h). Under the cited guidance, the audit report should express an opinion as to whether the financial statements present fairly, in all material respects, the financial position of the company as of the balance sheet dates and the results of its operations and its cash flows for the applicable periods then ended in conformity with accounting principles generally accepted in the United States of America.

Company Response:

The Company’s independent registered public accounting firm has agreed that the first sentence of the audit opinion is not in accordance with PCAOB AU 508.08(h), Reports on Audited Financial Statements. The draft audit opinion of the independent registered public accounting firm that was provided to the Company’s Audit Committee of the Board of Directors and its senior management was correctly worded in accordance with PCAOB AU 508.08(h). However, the Form 10-K that was filed with the Commission incorrectly included the underlined language identified by the Staff in this letter. This change was not identified by either the Company or its independent registered public accounting firm. The Company believes that a reader of the consolidated financial statements is not misled as a result of this clerical error as the result of the audit (i.e., an unqualified opinion) is clear from the report. If the report is required to be reissued in conjunction with any future registration statements, the Company will file a corrected audit report.

Note 8. Goodwill, page 98

4.              Under Impairment of Goodwill you disclose that: “Under the qualitative assessment of the authoritative guidance for impairment testing, the Company concluded that it was not more likely than not that the fair value of the reporting units that currently have goodwill recorded exceeded its carrying amount.” If you concluded that it was not more likely than not that the fair values exceeded the carrying amounts for the relevant reporting units, please tell us why you did not complete the remainder of the two-step impairment evaluation.

Company Response:

The Company respectfully advises the Staff that the inclusion of the word “not” preceding the above phrase “more likely than not” is a typographical error. Under the qualitative assessment of the authoritative guidance for impairment testing, the Company concluded that it was more likely than not that the fair value of the reporting units that have goodwill recorded exceeded its carrying amount. As a result, the Company did not proceed with the remainder of the two-step impairment evaluation in accordance with the authoritative guidance. The Company will correct its typographical error identified in Note 8 referenced above in the Annual Report on Form 10-K for the year ending June 28, 2014.

Note 18. Operating Segments and Geographic Information, page 130

5.              We see from your Business description in Item 1, Management’s Discussion and Analysis in Item 7 and your earnings calls that you identify various product lines in connection with the description of your operations and segments. Please tell us how you evaluated the guidance from ASC 280-10-50-40 in assessing whether the notes to your financial statements should include disclosure about revenues from product lines.

Company Response:

The Company acknowledges the Staff’s comment and notes that the Company generates revenue from three segments, Communications and Commercial Optical Products (“CCOP”), Communication Test and Measurement (“CommTest”), and Optical Security and Performance (“OSP”). The following addresses how the Company evaluated the guidance from ASC 280-10-50-40 for each of the three segments:

The CCOP segment is a provider of optical communications and commercial laser products and technologies. The Company has reviewed the entity-wide disclosure requirements from ASC 280-10-50-40, in conjunction with the disclosure about CCOP’s product offerings in the Business description in Item 1, the Management’s Discussion and Analysis in Item 7, the earnings calls and the Company’s website. Based on the nature of CCOP’s product offerings, the Company respectfully suggests that CCOP’s revenue from external customers can be separated by optical communications products (“OpComms”) and lasers products (“Lasers”). The OpComms products enable transmission and transport of data over high-capacity fiber optic cables, which are primarily used by network-equipment manufacturers. The Lasers products are employed in commercial and consumer applications including semiconductor manufacturing, microelectronics material processing, biotech instrumentation and macro material processing. Accordingly, beginning with its Annual Report on Form 10-K for the year ending June 28, 2014, the Company will enhance its disclosure in the notes to the financial statements by disaggregating revenue for CCOP as follows (in millions):

	Years Ended
	June 28,	June 29,	June 30,
	2014	2013	2012
Net revenue:
Communications and Commercial Optical Products:
Optical Communications	TBD	625.6	586.8
Lasers	TBD	116.6	114.8
Total	TBD	742.2	701.6

For CommTest, the Company would like to advise the Staff about recent business activities impacting the segment as the Company believes it will be helpful to understand how the Company evaluated the guidance from ASC 280-10-50-40. Due to recent acquisitions and the rapidly evolving market for CommTest products, the Company is re-examining all of CommTest’s product lines, its go-to market strategies and the investments required for future product development. Accordingly, in the Company’s January 2014 earnings call, the Company announced its plan to group its product offerings within the CommTest segment (which was renamed Network and Service Enablement (“NSE”), in the first quarter of fiscal 2014) into two separate portfolios, Network Enablement (“NE”) and Service Enablement (“SE”) by the end of calendar 2014. The Company is presently addressing the necessary internal financial system requirements to report the revenues from external customers for both of these product portfolios, internally and externally, as soon as practicable.

Consequently, when considering guidance from ASC 280-10-50-40, the Company believes that the appropriate revenue disaggregation by product group in the near future will likely be at the NE and SE level. Grouping the NSE segment into NE and SE product portfolios reflects the Company’s current view of how to address the dynamic market. The Company expects the NE product portfolio will include a majority of the product lines from the existing NSE product portfolio, will be more hardware-centric and is heavily network carrier dependent. The Company expects the SE portfolio will include, in addition to existing products, the products from recent acquisitions with a smaller, faster growing, more software-centric profile. With the introduction of product lines stemming from recent acquisitions, the NE and SE product portfolios will likely have dissimilar production process and sales channels and different investment funding requirements.

To address the Staff’s comment with respect to the historical CommTest segment for fiscal 2013 and prior years, the Company believes it is helpful to note that the CommTest product portfolios provided communications network operators and network equipment manufacturers solutions ranging from the deployment of network equipment to the collection of network intelligence. CommTest customers have historically purchased a variety of products and services from various product lines within the CommTest segment either individually or as bundled solutions. Customers often have made additional follow-on purchases or upgrades across the various product lines throughout the customer lifecycle. CommTest products generally have been designed on common hardware and software technology platforms so that same underlying basic test instruments could be used in different products under different product lines to meet different customer needs. Additionally, the CommTest products were largely produced using similar production processes, built to be interoperable with products from different product lines, and were sold to a similar class of customers through similar distribution channels. Considering the significant interrelationships among the CommTest product offerings, the Company respectfully believes that it has appropriately aggregated the CommTest product offerings at the CommTest segment level in the Form 10-K in accordance with the guidance from ASC 280-10-50-40.

In the OSP segment, the products are based on similar technology and manufacturing process. OSP products use the core technology strengths of optics and material science to manage light and color effects in products focused on anti-counterfeiting solutions and optical thin film coatings for a variety of applications in consumer electronics, healthcare and government. OSP develops these effects primarily through the deposition of optical thin-film coatings consisting of layers of materials. Accordingly, for financial reporting purposes, the Company reports revenues by this single group of similar products, as provided by ASC 280-10-50-40, based on this shared fundamental technology and manufacturing process. Additionally, no product offering from the OSP segment, which contributed approximately 12% of the total consolidated revenue for each of fiscal 2013, 2012 and 2011, generated significant revenue relative to consolidated revenue of the Company.

6.              We see the significance of your sales outside of the United States. Please describe to us your consideration of the guidance from ASC 280-10-50-41 in assessing whether you should disclose revenues attributed to any particular foreign countries. Under the cited guidance, if revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately.

Company Response:

The Company acknowledges the Staff’s comment and notes that no individual foreign country represented a material amount of revenue from external customers, for example, greater than ten percent of the Company’s consolidated revenue for each of fiscal 2013, 2012 and 2011 based on customer’s shipment location such that separate disclosure was required pursuant to ASC 280-10-50-41.

The Company will continue to monitor the significance of individual foreign countries to consolidated revenue. If, in the future, revenue from external customers attributable to a foreign country becomes material, the Company will include the disclosure in future filings.

***

With this letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to resolution of the pending comments. Please contact me should you have any further questions.

Respectfully yours,

/s/ REX S. JACKSON

Rex S. Jackson
Executive Vice President and Chief Financial Officer
Principal Financial and Accounting Officer